

February 21, 2008

via U.S. mail and facsimile to (540) 665-9251

Mr. Jonathan H. Wolk
Vice President and Chief Financial Officer
American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601

RE: **American Woodmark Corporation**
Form 10-K for the fiscal year ended April 30, 2007
File No. 0-14798

Dear Mr. Wolk:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief